EXHIBIT 23.3

CONSENT OF QUALIFIED PERSON

I, Scott E. Wilson, SME-RM, CPG, consent to being named in the registration statement on Form S-8 of Corvus Gold Inc. dated April 3, 2019 (the “Registration Statement”) and to the use of the report entitled “Technical Report and Preliminary Economic Assessment for the Integrated Mother Lode and North Bullfrog Projects, Bullfrog Mining District, Nye County, Nevada” dated effective September 18, 2018 (the “Technical Report”) in connection with the filing of the Registration Statement and to the inclusion of the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure contained in the Registration Statement or incorporated by reference therein.

DATED this 3rd day of April 2019.

/s/ Scott E. Wilson
Scott E. Wilson, SME-RM, CPG